EXHIBIT 99.2

Colliers International Group Inc. Second Quarter 2017 Financial Results August 1, 2017

Colliers International 2017 Forward - Looking Statements 2 This presentation includes or may include forward - looking statements. Forward - looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward - looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and business spending; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; the effects of changes in foreign exchange rates in relation to the US dollar on Cana dia n dollar, Australian dollar, UK pound sterling and Euro denominated revenues and expenses; competition in markets served by the Company; labor shortages or increases in commission, wage and benefit costs; disruptions or security failures in information technology systems; and political conditions or events, including elections, referenda, changes to international trade and immigration policies and any outbreak or escalation of terrorism or hostilities. Additional factors and explanatory information are identified in the Company’s Annual Information Form for the year ended December 31, 2016 under the heading “Risk Factors” (which factors are adopted herein and a copy of which can be obtained at www.sedar.com ) and other periodic filings with Canadian and US securities regulators. Forward looking statements contained in this presentation are made as of the date hereof and are subject to change. All forward - looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward - looking statement, whether as a result of new information, future events or otherwise. Non - GAAP measures This presentation makes reference to the non - GAAP measures Adjusted EBITDA and Adjusted EPS. Please refer to Appendix for reconciliations to GAAP measures.

Colliers International 2017 ▪ Revenue up 13% (15% in local currency) and solid increase to earnings ▪ Completed acquisition of Colliers Minneapolis - St. Paul, further strengthening operations in the US Midwest, bringing the number of acquisitions completed year - to - date to five ▪ Declared semi - annual dividend of US$0.05 per common share Second Quarter 2017 Results 3

Colliers International 2017 4 Second Quarter 2017 Results Summary (US$ millions, except per share amounts) (1) Local currency (“LC”) basis, excluding the effects of foreign currency exchange rate fluctuations. USD LC (1) Revenue 544.2 482.5 13% 15% Adjusted EBITDA 59.6 52.8 13% 16% Adjusted EBITDA Margin 11.0% 10.9% Adjusted EPS 0.76 0.63 21% GAAP Operating Earnings 40.6 37.6 8% GAAP Operating Earnings Margin 7.5% 7.8% GAAP EPS 0.28 0.55 -49% USD LC (1) Revenue 967.1 858.6 13% 14% Adjusted EBITDA 88.9 75.0 19% 21% Adjusted EBITDA Margin 9.2% 8.7% Adjusted EPS 1.09 0.82 33% GAAP Operating Earnings 51.5 46.5 11% GAAP Operating Earnings Margin 5.3% 5.4% GAAP EPS 0.28 0.37 -24% Q2 2017 Q2 2016 % Change over Q2 2016 YTD 2017 YTD 2016 % Change over YTD 2016

Colliers International 2017 174.4 151.8 172.2 150.9 197.6 179.8 544.2 482.5 2017 2016 5 Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage Q2 Revenue Second Quarter 2017 Consolidated Revenues (US$ millions) (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Manageme nt Services, Project Management, Workplace Solutions, Property Marketing and Research Services. % Change over Q2 2016 USD LC Outsourcing & Advisory 10% 13% Sales Brokerage 14% 15% Lease Brokerage 15% 16% Total 13% 15% Revenue Mix Q2 2017 Q2 2016 Outsourcing & Advisory 36% 37% Sales Brokerage 32% 31% Lease Brokerage 32% 32% Total 100% 100%

Colliers International 2017 311.2 264.7 294.6 254.3 361.2 339.6 967.1 858.6 2017 2016 6 Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage YTD Revenue Year To Date 2017 Consolidated Revenues (US$ millions) (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Manageme nt Services, Project Management, Workplace Solutions, Property Marketing and Research Services. % Change over YTD 2016 USD LC Outsourcing & Advisory 6% 8% Sales Brokerage 16% 16% Lease Brokerage 18% 19% Total 13% 14% Revenue Mix 2017 YTD 2016 YTD Outsourcing & Advisory 37% 39% Sales Brokerage 31% 30% Lease Brokerage 32% 31% Total 100% 100%

Colliers International 2017 7 Q2 2017 Adjusted EBITDA (1) Second Quarter Geographic Split (US$ millions) Q2 2017 Revenue Q2 2016 Revenue Q2 2016 Adjusted EBITDA (2) (1) Q2 2017 GAAP Operating Earnings: $22.2M Americas, $11.6M EMEA, $11.4M Asia Pacific (2) Q2 2016 GAAP Operating Earnings: $22.6M Americas, $ 11.7M EMEA, $9.1M Asia Pacific 59% 22% 19% Americas 319.8 EMEA 118.8 Asia Pacific 105.1 Americas 263.0 EMEA 117.2 Asia Pacific 102.1 55% 24% 21% Americas 32.2 EMEA 17.3 Asia Pacific 12.9 51% 28% 21% 51% 30% 19% Americas 28.4 EMEA 17.1 Asia Pacific 10.5

Colliers International 2017 ▪ Revenues up 23% in local currencies, with 22 % growth from recent acquisitions and 1% from internal growth ▪ Internal growth impacted by a modest decline in US Sales and Lease Brokerage revenues where transaction volume was flat and average transaction size was down slightly ▪ Adjusted EBITDA up 14%, impacted by (i) recent investments in people to strengthen operations and add service line capabilities and (ii) revenue mix 124.9 104.3 100.6 81.5 94.3 77.2 319.8 263.0 Q2 2017 Q2 2016 8 Revenue Americas (US$ millions) Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services. (2) GAAP Operating Earnings: Q2 2017 $22.2M at 6.9% margin ; Q2 2016 $22.6M at 8.6% margin Adjusted EBITDA (2) (Adjusted EBITDA Margin) 32.2 28.4 10.1% 10.8% 0.0 5.0 10.0 15.0 20.0 25.0 30.0 35.0 Q2 2017 Q2 2016 USD LC Internal Growth (LC) Revenue Growth 22% 23% 1%

Colliers International 2017 ▪ 6% growth from recent acquisitions and flat internal revenues ▪ Internal revenues impacted by a decline in Outsourcing & Advisory activity, particularly in France with several large project management assignments in the prior year quarter involving the supply and installation of materials at lower margins than other service lines ▪ Foreign exchange headwinds of 5% negatively affected results on a US dollar basis, primarily UK pound sterling 26.3 24.8 27.3 24.1 65.2 68.2 118.8 117.2 Q2 2017 Q2 2016 9 Revenue EMEA (US$ millions) Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services. (2) GAAP Operating Earnings: Q2 2017 $11.6M at 9.8% margin ; Q2 2016 $11.7M at 10.0% margin Adjusted EBITDA (2) (Adjusted EBITDA Margin) USD LC Internal Growth (LC) Revenue Growth 1% 6% 0% 17.3 17.1 14.6% 14.6% 0.0 5.0 10.0 15.0 20.0 25.0 30.0 35.0 Q2 2017 Q2 2016

Colliers International 2017 ▪ 3% revenue growth in local currencies, all from internal growth ▪ Internal growth was driven by strong Outsourcing & Advisory revenues offset by modest decline in Sales Brokerage due to several transactions in Australia in the prior year quarter ▪ Adjusted EBITDA reflects benefit of operating leverage in several Asian markets 23.1 22.6 44.3 45.3 37.7 34.1 105.1 102.1 Q2 2017 Q2 2016 10 Revenue Asia Pacific (US$ millions) Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services. (2) GAAP Operating Earnings: Q2 2017 $11.4M at 10.8% margin ; Q2 2016 $9.1M at 8.9% margin Adjusted EBITDA (2) (Adjusted EBITDA Margin) USD LC Internal Growth (LC) Revenue Growth 3% 3% 3% 12.9 10.5 12.3% 10.3% 0.0 5.0 10.0 15.0 20.0 25.0 Q2 2017 Q2 2016

Colliers International 2017 11 Highlights ▪ Net debt / pro forma adjusted EBITDA leverage reflects seasonal working capital utilization as well as year to date acquisition spend ▪ Anticipated capital expenditures of $40 - 45 million for full year 2017 Capitalization & Capital Allocation Overview (US$ millions) (1) Includes business acquisitions, contingent acquisition consideration and purchases of non - controlling interests in subsidia ries. Cash $ 123.0 $ 113.1 $ 96.7 Total Debt 427.4 262.5 339.5 Net Debt $ 304.4 $ 149.4 $ 242.8 Redeemable non-controlling interests 137.9 134.8 140.6 Shareholders' equity 235.9 212.5 168.6 Total capitalization $ 678.2 $ 496.7 $ 552.0 Net debt / pro forma adjusted EBITDA 1.3 0.7 1.2 Capital Expenditures $ 13.8 $ 6.5 Acquisition Spend (1) $ 27.2 $ 14.3 Capital Expenditures $ 20.5 $ 10.7 Acquisition Spend (1) $ 84.9 $ 50.7 6 Months Ended June 30, 2017 June 30, 2016 June 30, 2017 December 31, 2016 June 30, 2016 3 Months Ended June 30, 2017 June 30, 2016

Colliers International 2017 ▪ 2017 Outlook o Revenue pipelines for second half of year reflect sustained activity across all service lines o Generally stable conditions in most markets, despite ongoing geopolitical uncertainty o Despite interest rate increases in select regions, rates remain low and unlikely to increase materially in the foreseeable future o Low double - digit percentage revenue growth in local currency, given acquisitions completed year to date, including low single - digit percentage internal revenue growth o Adjusted EBITDA margin consistent with 2016 o Low double digit percentage adjusted EPS growth ▪ 2017 Focus o Continue integration of recently acquired businesses o Continue to pursue prudent acquisitions o Continue to strengthen operations with select recruits in key markets and in key specialties o Continue to strategically invest in global platform Looking Ahead 12

Appendix

Colliers International 2017 Reconciliation of GAAP earnings to adjusted EBITDA 14 (US$ thousands) Net earnings $ 25,522 $ 23,756 $ 31,029 $ 27,787 Income tax 12,584 12,861 16,242 15,931 Other income, net (807) (1,220) (2,036) (1,820) Interest expense, net 3,279 2,227 6,221 4,591 Operating earnings 40,578 37,624 51,456 46,489 Depreciation and amortization 14,381 10,616 26,408 21,649 Acquisition-related items 3,310 973 7,519 2,045 Restructuring costs 308 2,776 1,040 2,776 Stock-based compensation expense 1,030 806 2,473 2,018 Adjusted EBITDA $ 59,607 $ 52,795 $ 88,896 $ 74,977 Three months ended Six months ended June 30, 2017 June 30, 2016 June 30, 2017 June 30, 2016

Colliers International 2017 Reconciliation of GAAP earnings to adjusted net earnings and adjusted earnings per share 15 (US$ thousands) Net earnings $ 25,522 $ 23,756 $ 31,029 $ 27,787 Non-controlling interest share of earnings (5,003) (5,559) (7,116) (7,973) Amortization of intangible assets 7,915 4,792 13,965 10,428 Acquisition-related items 3,310 973 7,519 2,045 Restructuring costs 308 2,776 1,040 2,776 Stock-based compensation expense 1,030 806 2,473 2,018 Income tax on adjustments (2,456) (2,548) (4,466) (4,239) Non-controlling interest on adjustments (885) (432) (1,729) (934) Adjusted net earnings $ 29,741 $ 24,564 $ 42,715 $ 31,908 (US$) Diluted net earnings per common share $ 0.28 $ 0.55 $ 0.28 $ 0.37 Non-controlling interest redemption increment 0.25 (0.08) 0.33 0.14 Amortization of intangible assets, net of tax 0.13 0.08 0.22 0.17 Acquisition-related items 0.08 0.02 0.18 0.05 Restructuring costs - 0.04 0.02 0.04 Stock-based compensation expense, net of tax 0.02 0.02 0.06 0.05 Adjusted earnings per share $ 0.76 $ 0.63 $ 1.09 $ 0.82 Three months ended Six months ended June 30, 2017 June 30, 2016 June 30, 2017 June 30, 2016 Three months ended Six months ended June 30, 2017 June 30, 2016 June 30, 2017 June 30, 2016